EXHIBIT 99.1

Brookfield Renewable Announces Strong Third Quarter Results and Three-For-Two Stock Split

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 04, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP", or together with Brookfield Renewable Corporation, "Brookfield Renewable") today reported financial results for the three and nine months ended September 30, 2020.

“We had a strong quarter, as we executed on a broad range of transactions that highlight the unique strengths and differentiated value of our business,” said Connor Teskey, CEO of Brookfield Renewable. “Our strategy going forward is unchanged. We remain focused on growing our business, while continuing to deliver on our target of 12-15% long-term returns to equity holders, by leveraging our scale and operational expertise to help governments and businesses around the world transition to a greener future."

Financial Results

Millions (except per unit or otherwise noted)	Three months ended September 30		Nine months ended September 30
Unaudited	2020	2019	2020	2019
Total generation (GWh)
– Long-term average generation	13,446	12,332	43,124	40,077
– Actual generation	12,007	11,089	39,534	40,095
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	6,618	5,821	20,644	19,628
– Actual generation	5,753	5,213	19,469	20,061
Net (loss) income Attributable to Unitholders	$(162)	$(58)	$(184)	$(29)
Per LP unit(1)	(0.44)	(0.18)	(0.58)	(0.17)
Funds From Operations (FFO)(2)	157	133	606	590
Per Unit(2)(3)	0.38	0.34	1.52	1.52
Normalized Funds From Operations (FFO)(2)(4)	206	151	659	581
Per Unit(2)(3)(4)	0.50	0.39	1.65	1.49

(1)	For the three and nine months ended September 30, 2020, weighted average LP units totaled 181.7 million and 179.9 million, respectively (2019: 178.9 million and 178.9 million, respectively).
(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Average Units outstanding, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three and nine months ended September 30, 2020 were 416.4 million and 398.3 million, respectively (2019: 389.1 million and 389.0 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. The actual Units outstanding at September 30, 2020 were 430.3 million (2019: 311.2 million).
(4)	Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2019 foreign currency rates. For the three and nine months ended September 30, 2020, the change related to long-term average generation totaled $40 million and $34 million, respectively (2019: $18 million and $(9) million, respectively) and the change related to foreign currency totaled $9 million and $19 million, respectively.

Brookfield Renewable reported FFO of $157 million ($0.38 per unit) for the three months ended September 30, 2020, a 12% increase from prior year, and $206 million ($0.50 per unit) on a normalized basis, a 28% increase from the prior year. After deducting non-cash depreciation, our net loss attributable to unitholders for the three months ended September 30, 2020 was $162 million or $0.44 per LP unit.

Highlights

  We agreed on transactions to invest ~$900 million (~$250 million net to BEP) of equity;
  We completed the special distribution of Brookfield Renewable Corporation which has led to increased demand and enhanced liquidity for our securities; and
  Our liquidity remains robust at $3.3 billion and our balance sheet remains in excellent shape – with no material debt maturities over the next five years and, so far this year, we generated $900 million of proceeds ($326 million net to BEP) from asset recycling initiatives.

Update on Growth Initiatives

Recently we executed on a broad range of transactions that highlight the unique strengths and differentiated value of our business. Our largest transaction was completing the merger of TerraForm Power on an all-stock basis. The transaction was immediately cash accretive, expands our wind and solar business in North America and Europe and further enhances our position as one of the largest, publicly traded pure-play renewable power businesses globally.

We also closed the acquisition of a 1,200 MW shovel-ready solar development project in Brazil, one of the largest solar projects globally. The project is over 75% contracted under long-term agreement and we intend to leverage our local power marketing expertise to contract the remaining generation and use our global scale to drive down equipment procurement and operating costs to deliver value over time.

This week, we announced our intention to launch an offer to privatize Polenergia, a scale renewable business in Europe, in partnership with the current majority shareholder. The investment represents an opportunity to invest in an attractive onshore wind platform and provides an attractive entry into the offshore wind sector in Europe through a 3,000-megawatt development pipeline, which we expect to construct over the next 5 to 7 years in partnership with an experienced offshore wind developer.

And we acquired a portfolio of loans from one of the largest non-bank financial companies in India for approximately $200 million. The investment, which is secured by approximately 2,500-megawatts of operating assets, is expected to earn returns in excess of 15%, and further expands our presence in the region.

Finally, we funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest in TransAlta Corporation at the beginning of 2019. The convertible securities provide us with the option to convert into an interest in TransAlta’s 813 megawatt portfolio of high-quality hydroelectric facilities in Alberta between 2025 and 2028 based on a multiple of 13 times the average annual EBITDA for the three years prior to conversion. The investment, which was the culmination of a multi-year dialogue, enhances our strategic relationship with the company to help advance its goal of transitioning to a low carbon energy future.

Results from Operations

During the third quarter, we generated FFO of $157 million or $0.38 per unit, a 12% increase from prior year as the business benefited from strong asset availability and contributions from organic growth and recent acquisitions. On a normalized basis, our results are up 28%.

During the quarter, our hydroelectric segment delivered FFO of $113 million. While generation for the quarter was below the long-term average level, driven by drier conditions across our fleet, year-to-date generation has been roughly in line with long term average. As we have consistently emphasized, we do not manage the business on under or overperformance of generation relative to the long-term average in any given period. Instead, we remain focused on diversifying the business from both a geographic and technology perspective, which mitigates short-term exposure to resource volatility, and regional or market disruptions.

Across our hydroelectric portfolio, we continue to focus on securing contracts that value the uniqueness of our fleet as a generator of dispatchable carbon free electricity and ancillary services. Subsequent to quarter-end, we agreed to supply 100% renewable energy to one of the first planned industrial-scale green hydrogen production plants in North America and over 90% of JPMorgan’s real estate operations in New York. These transactions demonstrate our ability to address diverse customer needs for renewable supply across both wholesale and retail energy markets. Additionally, in South America we signed 25 contracts in the quarter with high-quality, creditworthy counterparties for a total of almost 2,000 gigawatt-hours per year, substantially contracting our recently acquired development assets in the region.

Our wind and solar segments continue to generate stable revenues and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. During the quarter, these segments generated a combined $126 million of FFO, representing a 70% increase over the prior year, as we benefited from contributions from acquisitions, including our increased ownership in TerraForm Power, and 33 megawatts of solar projects commissioned during the quarter.

Finally, we continued to advance our global development activities, including progressing almost 2,700 megawatts of construction diversified across distributed- and utility-scale solar, wind, storage, and hydro in 8 different countries. We are also progressing approximately 1,110 megawatts of advanced-stage projects through final permitting and contracting. In total, we expect these projects to contribute approximately $116 million in FFO on a run-rate basis.

Balance Sheet and Liquidity

Our financial position continues to be in excellent shape. We have approximately $3.3 billion of total available liquidity, and our investment grade balance sheet has no material maturities over the next five years and approximately 90% of our financings are non-recourse to BEP.

During the quarter, we continued to take advantage of the low interest environment and executed on $900 million of investment grade financings, including a C$425 million, 30-year corporate green bond issuance, which brings our total green financings to date to over $4 billion and extends our average corporate debt duration to 14 years.

We continued to execute on our capital recycling program of monetizing mature, de-risked assets. During the quarter, we closed the sale of the final project in our South African portfolio. Since acquiring these assets as part of a broader global transaction in 2017, we have returned almost $200 million of capital (~$60 million net to BEP) representing over 2.5 times our investment. Following the quarter, we also executed the sale of a 40% equity interest in an 852-megawatt portfolio in the U.S. and 47 megawatts of operating wind assets in Ireland for total proceeds of over $400 million ($233 million net to BEP).

Stock Split

Brookfield Renewable announced today that the Board of Directors of BEP has approved a three-for-two unit split of BEP’s outstanding units. The split will be implemented by way of a subdivision whereby unitholders will receive an additional one-half of a unit for each unit held (i.e. one additional unit for every two units held).

In conjunction with BEP’s unit split, the Board of Directors of Brookfield Renewable Corporation ("BEPC") has approved a concurrent three-for-two share split of BEPC’s outstanding shares. The BEPC split will also be implemented by way of a subdivision whereby shareholders will receive an additional one-half of a share for each share held.

On December 11, 2020, the additional units/shares required to give effect to the unit/share splits will be issued to holders of record at the close of business on December 7, 2020. Any fractional units/shares to be issued to registered holders as a result of the unit/share splits will be rounded up to the nearest whole unit/share. Brookfield Renewable's preferred units will not be affected by the unit/share splits.

As a result of the three-for-two unit/share splits, BEP and BEPC will adjust their distribution/dividend following the effective date to reflect the additional number of units/shares that will be outstanding. The unit/share splits will not dilute holders’ equity and will not be taxable in Canada or the United States.

BEP’s units and BEPC’s shares will begin trading with “due bills” on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) at the opening of business on Friday, December 4, 2020 (one trading day before the record date) until Friday, December 11, 2020 (the payment date), inclusively. During such period, anyone who purchases units or shares on the TSX and/or NYSE will receive the entitlement to be issued additional units or shares pursuant to the stock splits. The units and shares will commence trading on an “ex-dividend” (post-split) basis on the TSX and NYSE at the opening of business on Monday, December 14, 2020, as of which date purchases of units and shares will no longer have an attaching entitlement to additional units and shares issued pursuant to the unit/share splits.

Distribution Declaration

The next quarterly distribution in the amount of $0.434 per LP unit, is payable on December 31, 2020 to unitholders of record as at the close of business on November 30, 2020. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.434 per share, also payable on December 31, 2020 to shareholders of record as at the close of business on November 30, 2020. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an over 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation are the flagship listed renewable power issuers of Brookfield Asset Management, a leading global alternative asset manager with approximately $575 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President - Communications	Senior Vice President - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2020 Third Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at www.bep.brookfield.com.

The conference call can be accessed via webcast on November 4, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/zdqvh5w7 or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 2594418. A recording of the teleconference can be accessed through August 14, 2020 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 2594418.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	September 30		December 31
		2020		2019
Assets				As adjusted(1)
Cash and cash equivalents		$482		$352
Trade receivables and other financial assets		1,725		1,541
Equity-accounted investments		916		937
Property, plant and equipment, at fair value		38,939		41,055
Goodwill		871		949
Deferred income tax and other assets		1,190		1,362
Total Assets		$44,123		$46,196
Liabilities
Corporate borrowings		$2,419		$2,100
Borrowings which have recourse only to assets they finance		15,134		15,200
Accounts payable and other liabilities		4,277		3,561
Deferred income tax liabilities		4,474		4,855

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$8,758		$11,086
General partnership interest held by Brookfield	46		68
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	2,245		3,317
Class A shares of Brookfield Renewable Corporation	1,988		—
Preferred equity	581		597
Preferred limited partners' equity	1,028		833
Limited partners' equity	3,173	17,819	4,579	20,480
Total Liabilities and Equity		$44,123		$46,196

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
UNAUDITED	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT PER UNIT INFORMATION)	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Revenues	$867	$897	$2,858	$3,006
Other income	12	38	51	77
Direct operating costs	(281)	(303)	(917)	(937)
Management service costs	(65)	(36)	(151)	(91)
Interest expense	(233)	(236)	(733)	(746)
Share of (loss) earnings from equity-accounted investments	(5)	7	(4)	21
Foreign exchange and financial instrument gain (loss)	38	(24)	12	(75)
Depreciation	(369)	(318)	(1,030)	(924)
Other	(110)	(58)	(125)	(107)
Income tax expense
Current	(13)	(10)	(29)	(50)
Deferred	40	25	28	(4)
	27	15	(1)	(54)
Net income (loss)	$(119)	$(18)	$(40)	$170
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$23	$22	$85	$147
General partnership interest held by Brookfield	15	11	46	36
Participating non-controlling interests – Redeemable/Exchangeable units held by Brookfield	(67)	(30)	(89)	(28)
Class A shares of Brookfield Renewable Corporation	(18)	—	(18)	—
Preferred equity	6	6	19	19
Preferred limited partners' equity	14	12	40	33
Limited partners' equity	(92)	(39)	(123)	(37)
	$(119)	$(18)	$(40)	$170
Basic and diluted (loss) earnings per LP unit	$(0.44)	$(0.18)	$(0.58)	$(0.17)

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Operating activities		As adjusted(1)		As adjusted(1)
Net income	$(119)	$(18)	$(40)	$170
Adjustments for the following non-cash items:
Depreciation	369	318	1,030	924
Unrealized foreign exchange and financial instrument loss (gain)	(34)	22	(15)	73
Share of earnings from equity-accounted investments	5	(7)	4	(21)
Deferred income tax expense	(41)	(25)	(28)	4
Other non-cash items	85	40	140	141
Net change in working capital	(81)	40	(74)	14
	184	370	1,017	1,305
Financing activities
Net corporate borrowings	16	449	266	449
Commercial paper and corporate credit facilities, net	239	12	80	(709)
Non-recourse borrowings, net	8	544	1	647
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	62	35	68	292
Issuance of preferred limited partnership units	—	—	195	126
Issuance of Units, net	(21)	—	(21)	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(86)	(154)	(426)	(613)
To preferred shareholders & limited partners' unitholders	(21)	(17)	(57)	(50)
To unitholders of Brookfield Renewable or BRELP	(202)	(171)	(567)	(513)
Borrowings from related party, net	—	(322)	—	—
	(5)	376	(461)	(371)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(787)	(105)	(813)
Investment in property, plant and equipment	(113)	(62)	(257)	(150)
Disposal of subsidiaries, associates and other securities, net	21	77	35	68
Restricted cash and other	(91)	(43)	(78)	4
	(183)	(815)	(405)	(891)
Foreign exchange gain (loss) on cash	—	(9)	(10)	(9)
Cash and cash equivalents
Increase (decrease)	(4)	(78)	141	34
Net change in cash classified within assets held for sale	(3)	(2)	(11)	(9)
Balance, beginning of period	489	526	352	421
Balance, end of period	$482	$446	$482	$446

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	2,151	2,277	2,441	2,443	$160	$161	$101	$95	$66	$55	$(17)	$1
Brazil	663	734	1,011	1,009	36	50	32	53	24	46	4	22
Colombia	792	721	843	853	49	56	32	34	23	24	15	19
	3,606	3,732	4,295	4,305	245	267	165	182	113	125	2	42
Wind
North America	832	579	1,008	713	57	46	45	32	24	16	(23)	(28)
Europe	209	185	217	198	27	21	19	15	13	10	(20)	(9)
Brazil	199	201	208	215	10	11	9	9	7	7	5	(1)
Asia	105	93	121	97	7	8	6	7	6	5	4	—
	1,345	1,058	1,554	1,223	101	86	79	63	50	38	(34)	(38)
Solar	666	279	769	293	120	56	104	49	76	36	6	12
Storage & Other	136	144	—	—	16	21	6	9	2	6	(4)	(1)
Corporate	—	—	—	—	—	—	17	(2)	(84)	(72)	(132)	(73)
Total	5,753	5,213	6,618	5,821	$482	$430	$371	$301	$157	$133	$(162)	$(58)

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	9,349	10,260	9,254	9,326	$642	$700	$472	$501	$367	$375	$68	$146
Brazil	2,814	2,347	2,997	2,520	136	173	114	144	94	119	37	55
Colombia	2,033	2,890	2,511	2,987	154	174	93	107	67	75	47	56
	14,196	15,497	14,762	14,833	932	1,047	679	752	528	569	152	257
Wind
North America	2,428	2,190	2,890	2,622	173	167	138	120	85	67	(40)	(59)
Europe	570	663	645	729	64	71	45	50	34	38	(40)	(18)
Brazil	409	454	502	475	21	27	18	20	13	14	1	3
Asia	305	184	339	186	20	13	17	10	13	8	5	2
	3,712	3,491	4,376	4,012	278	278	218	200	145	127	(74)	(72)
Solar	1,282	765	1,506	783	230	145	199	123	133	83	2	11
Storage & Other	279	308	—	—	53	66	26	30	17	20	(5)	2
Corporate	—	—	—	—	—	—	36	(9)	(217)	(209)	(259)	(227)
Total	19,469	20,061	20,644	19,628	$1,493	$1,536	$1,158	$1,096	$606	$590	$(184)	$(29)

			Normalized long-term average generation adjustment						34	(9)
			Normalized foreign exchange adjustment						19	—
			Normalized FFO						$659	$581

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Net income attributable to:		As adjusted(1)		As adjusted(1)
Limited partners' equity	$(92)	$(39)	$(123)	$(37)
General partnership interest in a holding subsidiary held by Brookfield	15	11	46	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(67)	(30)	(89)	(28)
Class A shares of Brookfield Renewable Corporation	(18)	—	(18)	—
Net income attributable to Unitholders	$(162)	$(58)	$(184)	$(29)
Adjusted for proportionate share of:
Depreciation	210	160	540	477
Foreign exchange and financial instruments loss (gain)	33	9	68	44
Deferred income tax recovery	(39)	(25)	(30)	(7)
Other	115	47	212	105
Funds From Operations	$157	$133	$606	$590
Distributions attributable to:
Preferred limited partners' equity	14	12	40	33
Preferred equity	6	6	19	19
Current income taxes	6	6	14	26
Interest expense	129	113	347	350
Management service costs	59	31	132	78
Proportionate Adjusted EBITDA	371	301	1,158	1,096
Attributable to non-controlling interests	240	348	887	1,101
Consolidated Adjusted EBITDA	$611	$649	$2,045	$2,197

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.

The following table reconciles the per unit non-IFRS financial metrics to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to FFO per unit, for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Net income (loss) per LP unit(2)	$(0.44)	$(0.18)	$(0.58)	$(0.17)
Depreciation	0.50	0.42	1.36	1.23
Foreign exchange and financial instruments loss	0.08	0.02	0.17	0.11
Deferred income tax recovery	(0.09)	(0.06)	(0.08)	(0.02)
Other	0.33	0.14	0.65	0.37
Funds From Operations per Unit(3)	$0.38	$0.34	$1.52	$1.52
Normalized long-term average generation adjustment	0.10	0.05	0.08	(0.03)
Normalized foreign exchange adjustment	0.02	—	0.05	—
Normalized Funds From Operations per Unit	$0.50	$0.39	$1.65	$1.49

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.
(2)	Average LP units outstanding for the three and nine months ended September 30, 2020 were 181.7 million and 179.9 million, respectively (2019: 178.9 million and 178.9 million). Net (loss) income per LP unit has been adjusted to reflect the dilutive impact of the special distribution.
(3)	Average units, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three months and nine months ended September 30, 2020 were 416.4 million and 178.9 million, respectively (2019: 389.1 million and 389.0 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares.

BROOKFIELD RENEWABLE CORPORATION REPORTS
THIRD QUARTER 2020 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.434 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on December 31, 2020 to shareholders of record as at the close of business on November 30, 2020. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE, BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's Limited Partnership units ("LP units") and each Share being exchangeable at the option of the holder for one BEP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings are available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except, otherwise noted)	Three months ended September 30		Nine months ended September 30
Unaudited	2020	2019	2020	2019

Proportionate Generation (GWh)	3,275	3,122	11,607	12,336
Net (loss) income attributable to Brookfield Renewable	$(1,295)	$3	$(1,222)	$128
Funds From Operations (FFO)(1)	$64	$84	$317	$383

(1)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Corporation reported FFO of $64 million for the three months ended September 30, 2020, compared to $84 million in the prior year. After deducting non-cash depreciation and remeasurement of the Shares, our net loss attributable to the company for the three months ended September 30, 2020 was $1,295 million.

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	September 30		December 31
		2020		2019
Assets				As adjusted(1)
Cash and cash equivalents		$377		$304
Trade receivables and other financial assets		1,227		1,118
Equity-accounted investments		345		360
Property, plant and equipment, at fair value		31,170		32,647
Goodwill		871		949
Deferred income tax and other assets		353		379
Total Assets		$34,343		$35,757
Liabilities
Exchangeable and class B shares		$6,032		$—
Borrowings which have recourse only to assets they finance		12,012		11,958
Accounts payable and other liabilities		3,296		2,335
Deferred income tax liabilities		3,287		3,590

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$8,212		$10,258
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	209		268
Brookfield Renewable	1,295	9,716	7,348	17,874
Total Liabilities and Equity		$34,343		$35,757

(1)	As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Revenues	$724	$736	$2,341	$2,445
Other income	5	32	29	56
Direct operating costs	(238)	(259)	(781)	(785)
Management service costs	(41)	(28)	(106)	(72)
Interest expense	(230)	(164)	(587)	(516)
Share of (loss) earnings from equity-accounted investments	(4)	3	(3)	9
Foreign exchange and financial instrument gain (loss)	17	(13)	11	(22)
Depreciation	(293)	(247)	(806)	(710)
Other	(79)	(26)	(64)	(70)
Remeasurement of exchangeable and class B shares	(1,163)	—	(1,163)	—
Income tax expense
Current	(12)	(12)	(26)	(48)
Deferred	17	9	(32)	(33)
	5	(3)	(58)	(81)
Net income (loss)	$(1,297)	$31	$(1,187)	$254
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$—	$27	$31	$118
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	(2)	1	4	8
Brookfield Renewable	(1,295)	3	(1,222)	128
	$(1,297)	$31	$(1,187)	$254

(1)	As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (MILLIONS)	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Operating activities		As adjusted(1)		As adjusted(1)
Net income	$(1,297)	$31	$(1,187)	$254
Adjustments for the following non-cash items:
Depreciation	293	247	806	710
Unrealized foreign exchange and financial instruments loss (gain)	(19)	13	(14)	20
Share of earnings from equity-accounted investments	4	(3)	3	(9)
Deferred income tax expense	(17)	(9)	32	33
Other non-cash items	61	10	48	32
Remeasurement of exchangeable and class B shares	1,163	—	1,163	—
Net change in working capital	(47)	7	20	107
	141	296	871	1,147
Financing activities
Non-recourse borrowings, net	35	635	112	663
Capital contributions from participating non-controlling interests	17	—	29	—
Capital contributions from Brookfield Renewable	2	13	102	13
Issuance of exchangeable shares, net	(21)	—	(21)	—
Distributions paid and return of capital:
To participating non-controlling interests	(79)	(124)	(365)	(487)
To Brookfield Renewable	—	(82)	(236)	(267)
Borrowings from related party, net	77	47	19	(129)
	31	489	(360)	(207)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(732)	(105)	(732)
Investment in property, plant and equipment	(91)	(46)	(198)	(122)
Disposal of subsidiaries, associates and other securities, net	—	—	11	—
Restricted cash and other	(117)	(58)	(143)	(33)
	(208)	(836)	(435)	(887)
Foreign exchange gain (loss) on cash	7	(6)	(3)	(6)
Cash and cash equivalents
Increase (decrease)	(29)	(57)	73	47
Balance, beginning of period	406	446	304	342
Balance, end of period	$377	$389	$377	$389

(1)	As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

The following table reconciles net income (loss) attributable to Brookfield Renewable to Funds From Operations for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
		As adjusted(1)		As adjusted(1)
Net income (loss) attributable to Brookfield Renewable	$(1,295)	$3	$(1,222)	$128
Adjusted for proportionate share of:
Depreciation	102	76	247	227
Other	28	5	63	28
Dividends on class A exchangeable shares	66	—	66	—
Remeasurement of exchangeable and class B shares	1,163	—	1,163	—
Funds From Operations	$64	$84	317	383

(1)	As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the announcement of a three-for-two unit/stock split of BEP and BEPC’s respective units and Shares, including the expected record and payment dates in respect thereof, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed tender offer to privatize Polenergia, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions ,including the proposed tender offer to privatize Polenergia; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein and that are described in the BEP’s and BEPC's registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s Shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of BEPC's Shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “- Reconciliation of non-IFRS measures” below and “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” included in our Management’s Discussion and Analysis for the three and nine months ended September 30, 2020. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2019 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.